As filed with the Securities and Exchange Commission on September 21, 1998
                                                         Registration No. 333-

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                            -------------------------
                              GENESIS ENERGY, L.P.
             (Exact name of registrant as specified in its charter)

               Delaware                              76-0513049
     (State or other jurisdiction of    (I.R.S. Employer Identification No.)
     incorporation or organization)

                                                  John P. vonBerg
     500 Dallas, Suite 2500                  500 Dallas, Suite 2500
      Houston, Texas 77002                    Houston, Texas 77002
          (713) 860-2500                          (713) 860-2500
   (Address, including zip code,           (Name, address, including zip
        and telephone number,               code, and telephone number,
including area code, of registrant's      including area code, of agent
     principal executive offices)                     for service)

                                   Copies to:

                H. William Swanstrom                      Paul A. Scoff
     Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.        General Counsel
                 3400 Chase Tower                      Genesis Energy, L.P.
                   600 Travis                         500 Dallas, Suite 2500
             Houston, Texas 77002                      Houston, Texas 77002
                 (713) 226-1200                           (713) 860-2500


        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

                            -------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. []
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []

                              ---------------------

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------

                                                         Proposed   Proposed
                                                          Maximum    Maximum
                                                         Offering   Aggregate
     Title of Each Class of          Amount to be        Price Per  Offering       Amount of
     Securities to be Registered      Registered            Unit    Price <F1>  Registration Fee
---------------------------------------------------------------------------------------------------
Common Units representing limited
  partner interests                   8,625,000 Units      $ <F2>     $ <F2>          $100.00
--------------------------------------------------------------------------------

<F1>
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
<F2>
This Registration Statement is being used solely by Salomon Smith Barney Holdings Inc., in connection with agency transactions. Therefore, only a nominal registration fee is required.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
==============================================================================

                     ["SUBJECT TO COMPLETION" LEGEND ON SIDE]

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 1998
                                   PROSPECTUS
                             8,625,000 Common Units
                              Genesis Energy, L.P.
                     Representing Limited Partner Interests

                               -------------------
     The Common Units offered hereby represent limited partner interests in Genesis Energy, L.P., a Delaware limited partnership ("Genesis" or the "Partnership"). The Partnership was formed in September 1996 to acquire, own and operate the crude oil gathering, marketing and pipeline related operations (the "Combined Operations") of Basis Petroleum, Inc. ("Basis"), a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Salomon"), and Howell Corporation ("Howell"). Genesis Energy, L.L.C., a Delaware limited liability company which is owned 54% by Salomon and 46% by Howell, serves as general partner of the Partnership and its subsidiary operating partnership.

     Limited partner interests are inherently different from capital stock of a corporation. Prospective purchasers of Common Units should carefully consider the risk factors set forth on pages 5-16 under the caption "Risk Factors" in evaluating an investment in the Partnership.

     The Common Units trade on the New York Stock Exchange (the "NYSE") under the symbol "GEL." The reported last sale price of the Common Units on the NYSE on September 18, 1998 was $14 1/2 per Common Unit. See "Price Range of Common Units."

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus is being used by Salomon in connection with offers and sales of the Common Units in agency transactions, in private transactions or otherwise at negotiated prices related to prevailing market prices at the time of sale. Such Common Units may include Common Units issued in the Initial Public Offering and other Common Units acquired from time to time in agency transactions. The Partnership will not receive any of the proceeds from the sale of the Common Units in such agency transactions.

     The date of this Prospectus is __________________, 1998.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus. Unless otherwise specified, references to the Partnership in this Prospectus include the Operating Partnership and references to percentage ownership in the Partnership reflect the approximate effective ownership interest of the Unitholders and the General Partner in the Partnership and the Operating Partnership on a combined basis. Holders of the Common Units and the Common OLP Units are collectively referred to herein as "Common Unitholders" and holders of Subordinated OLP Units are referred to as "Subordinated Unitholders." The Subordinated Unitholders and the Common Unitholders are collectively referred to herein as "Unitholders." The Common Units, the Common OLP Units and the Subordinated OLP Units are collectively referred to herein as the "Units." Unless otherwise specified, references to Howell in this Prospectus include Howell Corporation and its subsidiaries. A glossary of certain terms used in this Prospectus is included as Appendix A to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the glossary.

                              Genesis Energy, L.P.

General

     Genesis is a Delaware limited partnership formed in September 1996. With the proceeds of its Initial Public Offering of Common Units to the public, Genesis, through its affiliated limited partnership, Genesis Crude Oil, L.P., acquired the crude oil gathering and marketing operations of Basis and the crude oil gathering, marketing and pipeline operations of Howell. The Partnership is one of the largest independent gatherers and marketers of crude oil in North America. Genesis' operations are concentrated in Texas, Louisiana, Alabama, Florida, Mississippi, New Mexico, Kansas and Oklahoma. In its gathering and marketing business, Genesis is principally engaged in the purchase and aggregation of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities for resale at various points along the crude oil distribution chain, which extends from the wellhead to aggregation and terminal stations, refineries and other end markets (the "Distribution Chain"). The Partnership's gathering and marketing margins are generated by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil along the Distribution Chain and marketing the crude oil to refineries or other customers at favorable prices. In addition to its gathering and marketing business, Genesis' operations include transportation at regulated published tariffs on its three common carrier pipeline systems. For the first six months of 1998, the gathering and marketing operations contributed approximately 64% of the Partnership's total gross margin and the pipeline operations contributed the remaining 36%.

     Genesis currently purchases approximately 126,000 barrels per day ("bpd") of crude oil at the wellhead from approximately 9,900 leases ("lease gathering"). Genesis utilizes its trucking fleet of approximately 92 tractor-trailers and its gathering lines to transport crude oil purchased at the wellhead to pipeline injection points, terminals and refineries for sale to its customers. It also transports purchased crude oil on trucks, barges and pipelines owned and operated by third parties. In addition, as part of its gathering and marketing business, Genesis makes purchases of crude oil in bulk at pipeline and terminal facilities for resale to refineries or other customers. When opportunities arise to increase margin or to acquire a grade of crude oil that more nearly matches the specifications for crude oil the Partnership is obligated to deliver, Genesis exchanges crude oil with third parties through exchange or buy/sell agreements.

     Genesis currently transports a total of approximately 85,000 bpd on its three common carrier crude oil pipeline systems and related gathering lines. These systems consist of a 553-mile system in Texas (the "Texas System"), a 117-mile system extending between Florida and Alabama (the "Jay System"), and a 281-mile system extending between Mississippi and Louisiana (the "Mississippi System"). Approximately 1.8 million barrels of associated storage capacity are owned by Genesis.

Genesis Energy, L.L.C., a Delaware limited liability company (the "General Partner"), serves as the sole general partner of Genesis and as the operating general partner of its affiliated limited partnership, Genesis Crude Oil, L.P. (the "Operating Partnership"). The General Partner is owned 54% by Salomon and 46% by Howell.

     Salomon also owns 1,163,700 Subordinated OLP Units, representing 10.58% of the Operating Partnership. Howell owns 991,300 Subordinated OLP Units, representing 9.01% of the Operating Partnership.

     The principal executive offices of the Partnership and the Operating Partnership are located at 500 Dallas, Suite 2500, Houston, Texas 77002. The telephone number at such offices is (713) 860-2500.

                                  The Offering

     8,625,000 Common Units are offered hereby. However, because this Prospectus is being used by Salomon in connection with offers and sales of the Common Units in agency transactions, the Partnership will not receive any of the proceeds from the sale of the Common Units in such agency transactions. The Common Units trade on the NYSE under the symbol "GEL."

                                  RISK FACTORS

     A prospective investor should carefully consider the following risk factors, as well as the other information set forth in this Prospectus, before purchasing the Common Units offered hereby.

               Risks Inherent In An Investment In The Partnership

Cash Distributions Are Not Guaranteed And May Fluctuate With Partnership Performance

     Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including cash flow generated from operations, ability to maintain or increase purchases of crude oil from producers, capital expenditures, costs of acquisitions (including related debt service payments), issuances of debt and equity securities by the Partnership, fluctuations in working capital, debt service requirements, adjustments in reserves, prevailing economic conditions and financial, business and other factors, many of which will be beyond the control of the Partnership and the General Partner. In addition, the Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business. Additions to reserves established for the Partnership by the General Partner will reduce the amount of Available Cash. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to partners by the Partnership.

     The obligation of Salomon to purchase APIs is subject to certain limitations and does not constitute a guarantee that the Minimum Quarterly Distribution will be made on the Common Units. The Partnership is not required to distribute to holders of Common Units the cash received from the issuance of APIs, and the Partnership may use such cash for other purposes. Therefore, under certain circumstances, the support obligations may not ensure that there is cash sufficient to permit the Partnership to distribute the Minimum Quarterly Distribution on the Common Units.

Unitholders Will Have Limited Voting Rights; The General Partner Will Control the Partnership

     The General Partner manages and controls the operations of the Partnership. Unlike the holders of common stock in a corporation, holders of Common Units have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units have no right to elect the General Partner on an annual or other continuing basis. As a result, holders of Common Units have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership.

The General Partner May Call The Common Units

     If at any time less than 20% of the then issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner has the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then current market price of the Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

The Partnership's Credit Standing And Capital Resources May Not Be Sufficient To Maintain The Level Of Its Purchasing And Marketing Activities

     The Partnership engages in transactions involving large dollar amounts, and therefore the Partnership's credit standing and capital resources will be major aspects of its business. The Partnership's financial resources will be a major consideration for parties that enter into transactions with the Partnership, and such parties may require letters of credit, other credit support or evidence of financial responsibility prior to entering into transactions with the Partnership. The General Partner believes that the Partnership's ability to obtain letters of credit to support its purchases of crude oil will be fundamental to the Partnership's basic purchasing, exchange and marketing activities.

Any significant decrease in the Partnership's financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support or increase the cost of obtaining letters of credit. In such event, the Partnership's ability to maintain or increase the level of its purchasing and marketing activities, and its profitability, could be adversely affected.

     Pursuant to the Master Credit Support Agreement, Salomon provides transitional credit support in the form of guarantees, up to prescribed limits that will decline over a period ending December 31, 1999. The cost of such credit support by Salomon will increase throughout such period from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. The amount available at any time under the Salomon guarantee support pursuant to the Master Credit Support Agreement will be reduced by the amount of any obligation to a third party to the extent that such third party has a prior security interest in the collateral under the Master Credit Support Agreement. Salomon has received a security interest in all of the Partnership's receivables, inventories, general intangibles and cash to secure obligations under the Master Credit Support Agreement, subject to the terms of an Intercreditor Agreement with a major commercial bank.

     The credit support limit established in the Master Credit Support Agreement was established by reference to historical requirements of Basis Gathering as well as market conditions. The amount of credit support in the form of guarantees or stand-by letters of credit required for the conduct of the Partnership's business depends on the aggregate price it pays for crude oil, the extent to which crude oil producers require the Partnership to obtain guarantees or stand-by letters of credit in connection with its crude oil purchases and the extent to which the Partnership is able to offset the credit required for its crude oil purchases and sales through a compromise of claims with other industry participants. If crude oil prices increase or if producers require a significantly higher percentage of crude oil purchases to be supported by guarantees or letters of credit, the credit support available to the Partnership through Salomon or through financial institutions could be insufficient to support crude oil purchases at current levels. At June 30, 1998, the aggregate amount of obligations covered by guarantees was $174 million, including $103 million in payable obligations and $71 million in estimated crude oil purchase obligations for July 1998. At June 30, 1998, no letters of credit were outstanding.

     Salomon's obligations to provide credit support pursuant to the Master Credit Support Agreement are subject to certain operating and financial covenants. Payment or covenant defaults under such agreement, unless cured within applicable time limitations, would result in the termination of the credit support obligations of Salomon. Salomon's obligations under the Master Credit Support Agreement are transferable subject to certain conditions and may be terminable prior to the expiration of the initial three-year commitment if the Partnership enters into a substitute facility under the conditions set forth in the Master Credit Support Agreement. The Common Unitholders have no rights, separate and apart from the Partnership, to enforce the obligations of Salomon to provide credit support.

     The Partnership has established a $35 million revolving credit facility with a major commercial bank, secured by its accounts receivable and inventory subject to the terms of an Intercreditor Agreement with Salomon. No assurance can be given that the Partnership will be able to obtain additional credit facilities, if necessary, that such credit facilities will be adequate to support the Partnership's working capital needs or capital expenditure requirements or that the General Partner will not limit the Partnership's business or expansion activities because of concerns regarding limitations on the Partnership's ability to obtain financing. The Partnership's liquidity and access to capital will be important factors in its ability to expand its business through acquisitions or otherwise. The Partnership's working capital needs will depend on a number of other factors beyond the control of the General Partner. A significant increase in margin requirements relating to the Partnership's NYMEX hedging activities (which could result from changes in regulations or a significant crude oil price increase) could increase the Partnership's needs for working capital and credit.

Distribution Support Is Limited

     The obligation of Salomon to contribute additional cash to the Partnership pursuant to the Distribution Support Agreement does not constitute a guarantee that the Minimum Quarterly Distribution will be made on the Common Units. Salomon's obligation is limited to a maximum amount outstanding at any one time of approximately $17.6 million and will terminate with the quarter ending December 31, 2001 (although the actual distribution support payment would be paid after December 31, 2001) and, in certain circumstances, may be assigned. Such obligation is subject to early termination after December 31, 1999 if the Partnership satisfies certain cash distribution and earnings tests, and is subject to certain other limitations and adjustments. The Partnership has no obligation to distribute any funds provided by Salomon. The Common Unitholders have no rights, separate and apart from the Partnership, to enforce the obligation of Salomon to make such cash contributions.

Minimum Quarterly Distribution And Target Distribution Levels May Be Adjusted Downward

     The Minimum Quarterly Distribution and the Target Distribution Levels are subject to downward adjustment in the event that Unitholders receive distributions of Available Cash from Capital Surplus. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to downward adjustment in the event legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If, as a result of distributions of Available Cash from Capital Surplus, the Unitholders receive a full return of the Initial Unit Price and any outstanding Common Unit Arrearages, and any outstanding APIs are redeemed, the General Partner will be entitled to receive the maximum level of incentive compensation payments to which it is entitled for providing management and other services to the Partnership (the "Incentive Compensation Payments"). The reduction of the Minimum Quarterly Distribution will also proportionately reduce Salomon's obligation to purchase APIs pursuant to the Distribution Support Agreement.

Subordinated OLP Units Share Equally In Cash Distributions After Conversion

     The Subordinated OLP Units will convert into Common OLP Units upon the expiration of the Subordination Period. In addition, up to one quarter of the Subordinated OLP Units may convert into Common OLP Units prior to the end of the Subordination Period (after June 30, 2001) if the Partnership satisfies certain cash distribution and earnings tests. Subordinated OLP Units that have converted into Common OLP Units will share equally in distributions of Available Cash with the Common Units, thereby increasing the amount of Available Cash necessary to meet the Minimum Quarterly Distribution on all of the Common Units and Common OLP Units. Upon the request of Salomon or Howell, the Operating Partnership will be obligated to redeem the Common OLP Units with the net proceeds of a sale of Common Units by the Partnership.

The Partnership May Issue Additional Common Units, Thereby Diluting Existing Unitholders' Interests

     The Partnership may issue additional Common Units and other interests in the Partnership for such consideration and on such terms and conditions as are established by the General Partner, in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,750,000 additional Common Units (which excludes Common Units outstanding under the Restricted Unit Plan) or an equivalent number of securities ranking on a parity with the Common Units without the approval of the holders of a majority of the outstanding Common Units. After the end of the Subordination Period, the Partnership may issue an unlimited number of Partnership securities of any type without the approval of the Unitholders. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue Partnership securities ranking junior to the Common Units at any time. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking senior to or on a parity with the Common Units may dilute the value of the interests of the then existing holders of Common Units in the net assets of the Partnership. Furthermore, the conversion of some or all of the Subordinated OLP Units into Common OLP Units will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing the Partnership's Minimum Quarterly Distribution obligation with respect to the Subordinated OLP Units. The conversion of Subordinated OLP Units into Common OLP Units prior to the end of the Subordination Period will increase the total number of Common Units outstanding, thereby reducing the maximum amount of Salomon's API contribution obligation available per Common Unit.

No Removal Of The General Partner Without Cause

     The General Partner may not be removed without Cause. The General Partner may be removed for Cause upon the approval of such removal and the election of a successor general partner by the holders of at least 66 2/3% of the outstanding Common Units (including Common Units held by the General Partner and its affiliates). In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Partnership. If the General Partner is removed as general partner of the Partnership without its consent, Salomon's credit support obligations will terminate, subject to rights of third parties for scheduled transactions prior to such termination. Further, if at any time any person or group (other than the General Partner or its affiliates) beneficially owns 20% or more of the total Common Units, such person or group will lose voting rights with respect to all of its Common Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

Potential Change Of Control Of The General Partner

     There are no restrictions on the ability of either Salomon or Howell to transfer its membership interest in the General Partner. If Salomon or Howell were to transfer all or part of its membership interest, a change of control of the General Partner could occur, and, under certain circumstances, the General Partner could be managed by an entity unrelated to Salomon or Howell.

Unitholders May Not Have Limited Liability In Certain Circumstances; Liability For Return Of Certain Distributions

     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove the General Partner with Cause, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a General Partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of any improper distribution for a period of three years from the date of the distribution.

Payments To The General Partner

     Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates for all expenses incurred on behalf of the Partnership. Approximately $15.0 million of expenses (primarily wages and salaries) were reimbursed by the Partnership to the General Partner and its affiliates in fiscal 1997. In addition, the General Partner and its affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the General Partner. In return for providing management and other services to the Partnership, the General Partner will receive Incentive Compensation Payments to the extent the Target Distribution Levels are reached.

Holders of Common Units Have Not Been Represented By Counsel

     The holders of Common Units have not been represented by counsel in connection with the offering or the other agreements referred to herein.

              Conflicts Of Interest And Fiduciary Responsibilities

Conflicts Of Interest Could Arise Between The Partnership And The General
Partner

     Conflicts of interest could arise as a result of the relationships between the Partnership and holders of the Common Units, on the one hand, and the General Partner and its affiliates, including Salomon, on the other. The General Partner, which is a limited liability company, is managed by its members, Salomon and Howell. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the interests of the members of the General Partner and its affiliates. In resolving conflicts of interest, including conflicts that may involve Salomon under the Distribution Support Agreement or the Master Credit Support Agreement, the Partnership Agreement permits the General Partner to consider the interests of all parties involved in the conflict, including the interests of the General Partner and its affiliates. Furthermore, the principal terms of the Partnership Agreement, the Operating Partnership Agreement, the Master Credit Support Agreement, the Contribution Agreement, the Distribution Support Agreement and other agreements referred to herein did not result from arm's-length discussions with unrelated parties.

     The Partnership does not have any employees and relies solely on employees of the General Partner and its affiliates. Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in providing corporate staff and support services to the Partnership.

     Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets. Any agreements between the Partnership and the General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, is primarily responsible for enforcing such obligations.

     Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

Affiliates Of The General Partner Are Permitted To Compete With The Partnership And Enter Into Transactions With The Partnership

     Affiliates of the General Partner are not prohibited from engaging in any activities other than the business of (a) crude oil gathering at the wellhead in the states of Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas, or any states contiguous to such states, or (b) transporting for third parties crude oil by pipeline along the routes of the Partnership's crude oil pipelines owned at the time of completion of the Initial Public Offering. The restrictions are subject to certain exceptions, including: (w) affiliates will not be restricted from any activity incidental to their refinery operations so long as such activities are not substantially in competition with the lease gathering operations of the Partnership, (x) if Salomon or Howell were to sell or otherwise dispose of its entire interest (direct and indirect) in the General Partner to an unaffiliated party, such restrictions would no longer apply to the party making such sale or disposition or its affiliates or to the transferee of such interest and (y) such restrictions will not prevent affiliates from entering into joint ventures or strategic alliances with the Partnership. Except as specifically restricted, any affiliates of the General Partner may engage in any business or activity whether or not such activity may be in competition with the Partnership, including purchasing crude oil in bulk, executing crude oil exchanges, executing trades in the crude oil futures market, providing hedges and risk management services and conducting pipeline operations not precluded by clause (b) of the first sentence of this paragraph. In addition, all of the restrictions described above lapse after December 3, 2006. Furthermore, the Partnership

     Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership. It shall not constitute a breach of the Partnership Agreement for the affiliates of the General Partner to engage in any competitive activities not specifically precluded by the Partnership Agreement. The Partnership has ongoing relationships and transactions with Salomon and Howell.

Affiliates Of The General Partner May Exercise Control Over The Partnership

     Decisions of the General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. Such decisions by the General Partner may have the effect of (a) enabling Salomon and Howell to receive distributions on the Subordinated OLP Units and the General Partner to receive Incentive Compensation Payments, (b) reducing the contribution obligations of Salomon pursuant to the Distribution Support Agreement or (c) accelerating the redemption of APIs, the expiration of the Subordination Period or the conversion of Subordinated OLP Units into Common OLP Units. The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. Under the terms of the Master Credit Support Agreement and through its control of the General Partner, Salomon can control the risk management policies, and thereby the business activities and transactions, of the Partnership. The obligation of Salomon to provide distribution support and credit support to the Partnership may affect the criteria used by the General Partner (which is controlled by Salomon) in evaluating, and may reduce the likelihood of Salomon approving, certain business opportunities, such as the issuance of debt, the issuance of additional Common Units and the consummation of possible acquisitions.

The General Partner's Fiduciary Duty Is Limited

     Unless provided for otherwise in the Partnership Agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders (i) by virtue of any action to which the holders of Common Units are deemed to have consented by purchasing Common Units or (ii) if the General Partner's resolution of any conflict of interest is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The General Partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the Partnership without undue risk of liability.

     The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement.

                  Risks Inherent In The Partnership's Business

The Partnership's Operating Margins Are Variable And May Be Insufficient To Pay Cash Distributions

     The Partnership's margins from its gathering and marketing operations are generated by the difference between the price of the crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of aggregation and transportation, and the margins from its pipeline operations are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. The Partnership's ability to generate cash for distribution depends upon the margins realized in its gathering, marketing and pipeline operations. The Partnership's margins vary in both its gathering and marketing and its pipeline operations from period to period and are affected by factors outside the control of the General Partner, such as changes in U.S. crude oil inventories. Margins in the first half of 1996 reflected, in part, unusually favorable market conditions that subsequently deteriorated in the second half of 1996. Margins since 1996 have declined due in part to the effects of increased U.S. crude oil inventories, a decline in the premium received for prompt delivery of crude oil, the expiration of a favorable contract provision with one of the Partnership's principal customers, increased competition and delays in negotiating lower producer payments and bonuses in response to changed market conditions. The volatility of crude oil gathering and marketing margins results primarily from changes in market conditions, increases in competition and other factors outside the General Partner's control.

Dependence Upon Volumes Of Crude Oil

     The Partnership's profitability depends in large part on the volumes of crude oil it purchases and gathers at the wellhead. To maintain its volumes of crude oil purchased, the Partnership must continually contract for new supplies of crude oil in amounts sufficient to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers (such as delays in receipt of proceeds while awaiting the preparation of new division orders), producers typically do not change purchasers on the basis of minor variations in price. Thus, the Partnership may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

     Sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. To the extent that low crude oil prices result in lower volumes of crude oil available for purchase at the wellhead, the Partnership may experience lower margins as competition for available crude oil intensifies. In addition, a sustained depression in crude oil prices could result in the bankruptcy of certain producers. Although bankruptcy proceedings are not likely to terminate production from oil wells, they may disrupt purchasing arrangements and have other adverse consequences. Alternatively, sustained high crude oil prices could limit the volumes of crude oil purchases by the Partnership if sufficient credit support for its activities is unavailable.

Dependence Upon The Partnership's Crude Oil Supply To Its Pipelines

     The Partnership's pipeline systems are dependent upon the demand for crude oil by refineries connected to the Partnership's pipelines as well as the level of supply of crude oil received from the geographic regions surrounding the Partnership's pipeline systems and the volumes of crude oil shipped from connecting pipelines. These volumes are in part determined by the sale price that a shipper can receive by utilizing the Partnership's pipelines to access end markets. If a decline in refinery demand for crude oil occurs or a decline in the crude oil production in those geographic regions occurs or market conditions adversely affect the level of supply from connecting pipelines, the throughput on the Partnership's pipeline systems, and therefore the Partnership's profitability, will also decline.

Certain Of The Partnership's Price Risks Are Not Hedged; Cost Increase

     Generally, as Genesis purchases crude oil, it simultaneously establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. It is the Partnership's policy not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These price risk management strategies cannot, however, eliminate all price risks. Any event that disrupts the Partnership's anticipated physical supplies of crude oil may expose it to risk of loss resulting from price changes. For example, if the General Partner inaccurately forecasts the shut-in of production as the result of apportionment of pipeline space on common carrier pipelines, the Partnership might be unable to meet its supply commitments with the barrels purchased at the wellhead. The Partnership would be forced to make purchases elsewhere in order to meet its commitments, and in the event prices change adversely, the Partnership's margins also may be adversely affected. Moreover, the Partnership will be exposed to some risks that are not hedged, including certain basis risks (the risk that price differentials between delivery points, delivery periods or types of crude oil will change) and price risks on certain portions of its inventory, such as its pipeline fill, which must be maintained in order to transport crude oil on the pipelines.

Partnership Profitability Is Affected By Competition

     There is intense competition among all participants in the business for purchases of crude oil at the wellhead. As an example, in the third quarter of 1996, as sales prices for crude oil fell, many competitors of the Partnership attempted to increase market share by continuing to pay higher bonuses to producers. The Partnership's largest competitors in the purchase of crude oil at the wellhead are Koch Oil Company, Scurlock Permian Oil Company, Texaco Trading & Transportation Co., Inc. and EOTT Energy Partners, L.P., each of which has substantial financial resources. In most areas, Genesis competes with other pipelines for crude oil to transport. Competing crude oil pipelines lie near Genesis' pipelines, except for the Jay System, which is the only crude oil pipeline system serving its geographic area.

The Partnership Is Dependent Upon Key Personnel

     The Partnership's management group includes certain key employees which include John P. vonBerg, Mark J. Gorman, John M. Fetzer and Allyn R. Skelton,
II. The failure of the Partnership to retain key members of its senior management team could adversely affect its operations.

Credit Review And Analysis Is A Major Aspect Of The Partnership's Overall
Business

     Credit review and analysis is a major aspect of the Partnership's overall business. Because the Partnership may extend credit to certain customers in large amounts, it is important that its credit review, evaluation and control mechanisms work properly and also comply with management practices required pursuant to the Master Credit Support Agreement. In those cases where the Partnership provides division order services for crude oil purchased at the wellhead, the Partnership may be responsible for distribution of proceeds to all parties. In other cases, the Partnership pays a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. This arrangement exposes the Partnership to operator credit risk, and therefore it must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend the Partnership in case of a protest, action or complaint. Even if the Partnership's credit review and analysis mechanisms work properly, there can be no assurance that the Partnership will not experience losses in dealings with other parties.

The Partnership May Not Be Successful In Growing Through Acquisitions

     The Partnership intends to expand its business in part through selective acquisitions. Although the Partnership evaluates acquisition opportunities on a regular basis, there can be no assurance that any such acquisitions will be consummated or that the Partnership will be able to identify attractive acquisition candidates in the future, to acquire assets or businesses on economically acceptable terms or to finance any such acquisitions. Furthermore, there can be no assurance that any debt incurred to finance an acquisition will not adversely affect the ability of the Partnership to make distributions to the Unitholders, or that any acquisitions will not be dilutive of earnings and distributions to the Unitholders.

Costs And Restrictions Of Environmental Regulation

     The business of the Partnership is subject to the jurisdiction of governmental agencies with respect to safety, health and environmental and other regulatory matters. Although the General Partner believes that the Partnership is in compliance in all material respects with applicable environmental laws and regulations, the Partnership could be adversely affected by environmental costs and liabilities that may be incurred, such as those arising from pipeline ruptures or oil spills, or increased costs resulting from failure to obtain all required operating or other regulatory consents and approvals. Federal and state agencies also could change the tariffs pipelines may charge or impose additional safety requirements, any of which could affect the Partnership's profitability.

The Partnership's Business Is Subject To Governmental Regulation

     The Partnership's interstate common carrier pipeline systems are subject to regulation by FERC under the Interstate Commerce Act, which requires, among other things, that pipeline rates be just and reasonable and not unduly discriminatory. The Interstate Commerce Act permits challenges by an economically interested person to proposed new or changed rates by protest, and to rates that are already effective by complaint. Proposed new or changed rates may be suspended by FERC for up to seven months and allowed to become effective subject to investigation and potential refund. Rates that are already effective may be ordered to be reduced for the future and, upon an appropriate showing, reparations may be awarded for damages sustained by a complainant as a result of such rates for up to two years prior to the filing of a complaint. FERC's regulatory authority extends to such matters as the cost of service from tariff, rate of return on equity, the services that the Partnership is permitted to perform or abandon, the ability of the Partnership to seek recovery of various categories of costs, the acquisition, construction and disposition of assets by the Partnership and the level of competition within the interstate pipeline industry, all in relation to the Mississippi and Jay Systems. No assurance can be given that FERC will continue to permit the Partnership's Mississippi and Jay Systems to use their respective forms and levels of tariff. Under FERC regulations, customers will have the opportunity to contest the Partnership's rates or rate structure and may raise any issues. While the Partnership is optimistic that existing rates will be maintained, if the Partnership's rates were successfully challenged, the amount of cash available for distribution to holders of Units could be materially reduced.

     In a proceeding involving Lakehead Pipe Line Company, Limited Partnership (Opinion No. 397), FERC concluded that for pipelines owned by partnerships there should not be a corporate income tax allowance built into a pipeline's rates to reflect income attributable to individual partners since individual partners, unlike corporate partners, do not pay a corporate income tax. Opinion No. 397 was affirmed on rehearing in May 1996. On October 18, 1996, FERC approved a settlement that resolved all of the appeals of the Lakehead opinions that had been taken before the Court of Appeals of the District of Columbia Circuit. The order approving the settlement cautioned that approval of the settlement did not constitute approval of, or precedent regarding, any principle or issue raised in the Lakehead opinions. If a challenge were made to Genesis' rates and FERC were to disallow the corporate income tax allowance in the cost of service of the Jay and Mississippi Systems on the basis set forth in the Lakehead order, Genesis might be required to reduce its tariffs.

     Some local government jurisdictions in Texas have taken or are proposing to take actions to force pipeline transmission companies to pay franchise fees for pipelines, including crude oil pipelines, that pass through their jurisdiction or that cross city streets. Should these proposals be implemented, the Partnership may be required to pay additional fees.

     The Partnership must comply with the Commodity Exchange Act and the requirements of the NYMEX in connection with its risk management system, and if additional legislation or regulations are adopted under the Commodity Exchange Act, costs incurred by the Partnership in connection with its risk management system could increase. Costs of the Partnership's risk management system are not billed to its customers.

The Partnership's Activities Will Be Subject To Certain Interruptions And Operational Hazards

     The Partnership's activities are subject to certain operational hazards and unforeseen interruptions. The Partnership's operations could be interrupted by natural disasters, adverse weather or other events beyond the General Partner's control. Although the Partnership will carry insurance with respect to certain casualty occurrences, a casualty occurrence might result in the uninsured loss of equipment or life, as well as uninsured injury and extensive property or environmental damage.

Year 2000

     The Partnership utilizes software and technologies throughout its operations that will be affected by the date change in the year 2000. The General Partner has developed and initiated a plan to identify, evaluate and ensure its systems are compliant with the requirements to process transactions in the year 2000 and beyond. Many of the Partnership's operating and financial systems are already compliant. The Partnership's remaining operational and financial systems are scheduled for enhancements in phases and will be compliant by the year 2000. The Partnership is communicating with software venders, business partners and others with which it conducts business to obtain assurances that the systems of those parties will be year 2000 compliant. The General Partner does not believe that the total future cost associated with potential year 2000 compliance issues and conversion of systems will materially impact its results of operations.

                                    Tax Risks

Tax Treatment is Dependent on Partnership Status

     The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. No ruling from the IRS as to such status has been or will be requested. Moreover, in order for the Partnership to continue to be classified as a partnership for federal income tax purposes, at least 90% of the Partnership's gross income for each taxable year must consist of qualifying income.

     If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates (currently at a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon Genesis as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units.

     There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement relating to the subordination of distributions on Subordinated OLP Units will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership.

No IRS Ruling With Respect To Tax Consequences

     No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership. However, effective January 1, 1997, certain unincorporated entities are automatically classified as a partnership for federal tax purposes unless an election is made otherwise to tax such entity as a corporation. Under Treasury Regulation Section 301.7701-3(a), a business entity that has two or more members can be properly classified as a partnership for tax purposes. At this time, the General Partner does not anticipate making an election for the Partnership to be treated as a corporation for tax purposes.

Uncertainty Of Ability To Amortize Partnership Intangibles

     The Partnership has been amortizing certain intangible assets purchased by the Partnership from Basis and Howell in exchange for cash (the "Purchased Intangibles") and certain intangible assets contributed to the Partnership by Basis and Howell in exchange for Subordinated OLP Units and a general partner interest (the "Contributed Intangibles"). The ability of the Partnership to amortize both the Purchased Intangibles and Contributed Intangibles depends on the inapplicability of a certain provision of the anti-churning rules under
Section 197 of the Internal Revenue Code of 1986, as amended and in effect from time to time. No assurance can be given that the amortization will be sustained if challenged. If such amortization were successfully challenged, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase significantly. Furthermore, there is additional uncertainty about the ability of the Partnership to amortize the Contributed Intangibles under a different provision of Section 197. If the Partnership were able to amortize the Purchased Intangibles but not the Contributed Intangibles, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase significantly.

Tax Liability Exceeding Cash Distributions

     A holder of Common Units will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. No assurance can be given that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units.

Taxable Income To Tax-Exempt Organizations And Certain Other Investors

     Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder to the extent that the entity has $1,000 of unrelated business taxable income.

Nondeductibility Of Losses

     In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses that are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Uniformity Of Common Units And Risks Of Nonconforming Depreciation Conventions

     Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. The IRS may challenge those conventions and, if such a challenge were sustained, the uniformity of Common Units could be affected. Non-uniformity could adversely affect the amount of tax depreciation and amortization available to a purchaser of Common Units and could have a negative impact on the value of the Common Units.

State, Local And Other Tax Filings And Payments By Unitholders

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. The Partnership has not received an opinion on the state or local tax consequences of an investment in the Partnership.

Tax Shelter Registration; Potential IRS Audit

     The Partnership is registered with the IRS as a tax shelter. No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of Unitholders' returns and adjustments of items unrelated to the Partnership.
Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

Partnership Tax Information And Audits

     The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                           PRICE RANGE OF COMMON UNITS

     The Partnership's Common Units are listed on the NYSE and trade under the symbol "GEL." The following table presents the high and low sales prices for the Partnership's Common Units, as reported by the NYSE.

          1996                                        High       Low
          ----                                        ----       ---
          One Month Ended December 31, 1996           $21 1/8   $20 1/4
          1997
          ----
          First Quarter                                21 1/2    20 3/8
          Second Quarter                               21 3/8    18 1/8
          Third Quarter                                20 3/4    19 5/8
          Fourth Quarter                               21 1/4    16 3/8
          1998
          ----
          First Quarter                                20 3/8    16 5/8
          Second Quarter                               19 7/8    17 1/4
          Third Quarter (through September 18, 1998)   18        13 11/16


     On September 18, 1998, the last reported sales price for the Common Units on the NYSE was $14 1/2 per Unit. As of September 16, 1998, the Units were held by 277 holders of record. The number of record holders may not be representative of the number of beneficial holders because many shares are held by depositaries, brokers, or other nominees.

     SELLING STOCKHOLDER

     The General Partner of the Partnership is owned 54% by Salomon. Salomon also owns 1,163,700 Subordinated OLP Units, representing 10.58% of the Operating Partnership. This Prospectus is being used by Salomon in connection with offers and sales of the Common Units in agency transactions.

     PLAN OF DISTRIBUTION

     This Prospectus is being used by Salomon in connection with offers and sales of the Common Units in agency transactions, in private transactions or otherwise at negotiated prices related to prevailing market prices at the time of sale. Such Common Units may include Common Units issued in the Initial Public Offering and other Common Units acquired from time to time in agency transactions. The Partnership will not receive any of the proceeds from the sale of the Common Units in such agency transactions.

     VALIDITY OF THE COMMON UNITS

     The validity of the Common Units will be passed upon for the Partnership by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas.

                                     EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                              AVAILABLE INFORMATION

     The Partnership is subject to the information requirements of the Exchange Act, and in accordance therewith, files reports and other information with the SEC. The reports and other information filed by the Partnership with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, such reports, proxy and information statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Partnership has filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Units offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Partnership and the Common Units, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information filed by the Partnership under the Exchange Act.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Partnership with the SEC under the Exchange Act, are incorporated in this Prospectus by reference:

     (a) The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (b) The Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     (c) The Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998; and

     (d) The description of the Common Units contained in a registration statement on Form 8-A filed under Section 12 of the Exchange Act.

     All documents filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Units offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Paul
A. Scoff, Corporate Secretary, 500 Dallas, Suite 2500, Houston, Texas 77002, telephone number (713) 860-2500.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses payable by the Partnership in connection with the offering described in this Registration Statement are as follows:

     SEC registration fee                        $   100
     NASD filing fee                                   0
     NYSE filing fee                                   0
     Printing and engraving expenses                 500
                                                 -------
     Legal fees and expenses                      15,000
     Accounting fees and expenses                  7,500
     Blue sky fees and expenses                        0
     Transfer agent fees and expenses                  0
     Miscellaneous expenses                          100
                                                 -------
       Total                                     $23,200
                                                 =======

Item 15.  Indemnification of Directors and Officers.

     The Partnership Agreement provides that the Partnership will indemnify the General Partner and any departing general partner ("Departing Partner") and any person who is or was an affiliate of the General Partner or any Departing Partner, any person who is or was a director, officer, employee, agent or trustee of the Partnership or any subsidiary of the Partnership, any person who is or was a member, officer, director, employee, agent or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, or any affiliate of any such person, any person who is or was serving at the request of the General Partner or any departing Partner or any affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent, fiduciary or trustee of another person (collectively, "Indemnitees" and individually each an "Indemnitee"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses(including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

     Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 16.  Exhibits.

(a)  Exhibits

   4.1   -    Certificate of Limited Partnership of Genesis Energy, L.P.
          (incorporated by reference to the Partnership's Registration Statement on Form S-1 (Reg. No. 333-11545) (the "Form S-1")

   4.2   -    Agreement of Limited Partnership of Genesis Energy, L.P.
          (incorporated by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996)
   4.3   -    Certificate of Limited Partnership of Genesis Crude Oil, L.P.
          (incorporated by reference to the Form S-1)
   4.4   -    Agreement of Limited Partnership of the Genesis Crude Oil, L.P.
          (incorporated by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996)
   *5.1  -    Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. as to the
          legality of the securities being registered
   10.3  -    Distribution Support Agreement among Genesis Crude Oil, L.P. and
          Salomon Inc. (incorporated by reference to the Partnership's Annual Report on Form 10-K for year ended December 31, 1996)
   10.4  -    Master Credit Support Agreement among Genesis Crude Oil, L.P. and
          Salomon Inc. (incorporated by reference to the Partnership's Annual Report on Form 10-K for year ended December 31, 1996)
   10.5  -    Redemption and Registration Rights Agreement among Basis
          Petroleum, Inc., Howell Corporation, certain Howell Corporation subsidiaries, Genesis Energy, L.P. and Genesis Crude Oil, L.P. (incorporated by reference to the Partnership's Annual Report on Form 10-K for year ended December 31, 1996)
   10.7  -    Non-competition Agreement among Genesis Energy, L.P., Genesis
          Crude Oil, L.P., Salomon Inc., Basis Petroleum, Inc. and Howell Corporation (incorporated by reference to the Form S-1)
   *23.1 -    Consent of Independent Public Accountants
   *23.4 -    Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included in Exhibit 5.1)
   *24.1 -    Powers of Attorney (included on signature page)
-----------------
* filed herewith

(b)Financial Statement Schedules.

       All Financial Statement Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements and Notes thereto of the Partnership contained in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference.

Item 17.  Undertakings.

   (a)   The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange, that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (d)   The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on September 21, 1998.

                                        GENESIS ENERGY, L.P.

                                  By: Genesis Energy, L.L.C., as General Partner

                                  By:       /s/ Allyn R. Skelton, II
                                       ----------------------------------------
                                       Allyn R. Skelton, II
                                       Chief Financial Officer


     The undersigned directors and officers of Genesis Energy, L.P. do hereby constitute and appoint Allyn R. Skelton, II and Paul A. Scoff (the "Attorneys-in -Fact"), and each of them, with full power to act without the other and with full power of substitution, as true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which the Attorneys-in-Fact may deem necessary or advisable to enable Genesis Energy, L.P. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments (including post-effective amendments) hereto;
and we do hereby ratify and confirm all that the Attorneys-in-Fact shall do or cause to be done under authority granted herein. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature Title     Date

          John P. vonBerg *         Director, Chief Executive September 21, 1998
--------------------------------
          John P. vonBerg              Officer and President
                                    (Principal Executive Officer)

     /s/  Allyn R. Skelton, II       Chief Financial Officer  September 21, 1998
--------------------------------
          Allyn R. Skelton, II       (Principal Financial and
                                         Accounting Officer)

          Thomas W. Jasper *       Chairman of the Board and  September 21, 1998
--------------------------------
          Thomas W. Jasper                   Director

          Michael A. Peak *                  Director         September 21, 1998
--------------------------------
          Michael A. Peak

          Paul N. Howell *                   Director         September 21, 1998
--------------------------------
          Paul N. Howell

          Ronald E. Hall *                   Director         September 21, 1998
--------------------------------
          Ronald E. Hall

          Donald H. Anderson *               Director         September 21, 1998
--------------------------------
          Donald H. Anderson

          J. Conley Stone *                  Director         September 21, 1998
--------------------------------
          J. Conley Stone

          Herbert I. Goodman *               Director         September 21, 1998
--------------------------------
          Herbert I. Goodman

          Mark J. Gorman *         Director, Chief Operating  September 21, 1998
--------------------------------
          Mark J. Gorman       Officer and Executive Vice President




* By /s/  Allyn R. Skelton, II
-----------------------------------
          Allyn R. Skelton, II
(Attorney-in-fact for persons indicated)

                                   APPENDIX A

                                GLOSSARY OF TERMS

Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group over the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

APIs: Additional partnership interests to be issued by the Operating Partnership in exchange for any cash contributions made to support the Partnership's ability to pay the Minimum Quarterly Distribution on all outstanding Common Units through the period ending September 30, 2001.

Available Cash:  With respect to any quarter ending prior to liquidation:

(a) the sum of (i) all cash and cash equivalents of the Partnership on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes subsequent to the end of such quarter, less

(b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures) subsequent to such quarter and (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject; provided, however, that disbursements made by the Partnership or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such quarter if the General Partner so determines.

Basis Gathering: The crude oil marketing and gathering operations of Basis historically conducted through its gathering division.

Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including pipeline systems, storage facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

Cause: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

Closing Date: December 3, 1996, the first date on which Common Units were sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement in connection with the Initial Public Offering.

Common OLP Units: A Unit representing a fractional part of the partnership interests of all limited partners and assignees and having the rights and obligations specified with respect to Common OLP Units in the Operating Partnership Agreement.

Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

Common Units: A Unit representing a fractional part of the partnership interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

Contribution Agreement: The Contribution and Conveyance Agreement dated as of November 26, 1996, among the Operating Partnership, the General Partner, Basis, Howell and certain subsidiaries of Howell, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

Distribution Support Agreement: means the Distribution Support Agreement, dated as of the Closing Date, among Salomon and the Operating Partnership, which sets forth the agreement of Salomon and the Operating Partnership relating to the purchase of APIs.

Exchange Act: The Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

FERC:  The Federal Energy Regulatory Commission.

General Partner: Genesis Energy, L.L.C., a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

Incentive Distributions: The distributions of Available Cash from Operating Surplus initially made to the General Partner that are in excess of the General Partner's aggregate 2% general partner interest. The General Partner may transfer its right to receive such distributions to one or more persons.

Initial Public Offering: The offering of 7,500,000 Common Units by the Partnership pursuant to the Registration Statement on Form S-1 filed with the SEC by the Partnership on September 6, 1996, as amended.

Initial Unit Price: $20.625, the amount per Unit equal to the Initial Public Offering price of the Common Units.

Interim Capital Transactions: The following transactions if they occur prior to liquidation: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group; (b) sales of equity interests by any member of the Partnership Group (other than APIs and excluding the Common Units sold to the Underwriters pursuant to the exercise of their over- allotment option); and
(c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and (iii) sales or other dispositions of assets as a part of normal retirements or replacements).

IRS:  The Internal Revenue Service.

Master Credit Support Agreement: means the Master Credit Support Agreement, as amended, dated as of the Closing Date, among the Operating Partnership, Salomon and Basis which sets forth the agreement of the Operating Partnership and Salomon relating to the credit support to be provided by Salomon to the Operating Partnership.

Minimum Quarterly Distribution: $0.50 per Unit with respect to each quarter or $2.00 per Unit on an annualized basis, subject to adjustment as described in "Cash Distribution Policy-Distributions from Capital Surplus" and "Cash Distribution Policy-Adjustment of Minimum Quarterly Distribution and Target Distribution Levels" in the Partnership's Registration Statement on Form S-1 (Reg. No. 333-11545) (the "Form S-1").

NASD:  The National Association of Securities Dealers, Inc.

NYMEX:  The New York Mercantile Exchange.

NYSE: The New York Stock Exchange.

Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

(b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

Operating Partnership: Genesis Crude Oil, L.P., a Delaware limited partnership, and any successors thereto.

Operating Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time (the form of which is incorporated by reference as Exhibit 4.4 to the registration statement of which this Prospectus is a part).

Operating Surplus: With respect to any period prior to liquidation on a cumulative basis and without duplication:

(a) the sum of (i) $20 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 of the Operating Partnership Agreement) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Partnership: Genesis Energy, L.P., a Delaware limited partnership, and any successors thereto.

Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership (the form of which incorporated by reference as Exhibit 4.2 to the registration statement of which this Prospectus is a part), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreements of the Partnership and of the Operating Partnership, collectively.

Partnership Group: The Partnership, the Operating Partnership and any other subsidiary of the Partnership, treated as a single consolidated entity.

Restricted Unit Plan: The Amended and Restated Restricted Unit Plan of the General Partner.

SEC: The Securities and Exchange Commission.

Securities Act: The Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

Subordinated OLP Unit: A Unit representing a fractional part of the limited partner partnership interests of all limited partners of the Operating Partnership and assignees of any such limited partner interest and having the rights and obligations specified with respect to Subordinated OLP Units in the Operating Partnership Agreement.

Subordination Period: The Subordination Period will generally extend from the closing of the Initial Public Offering until the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on all of the outstanding Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date, equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units, and the related distribution on the general partner interest in the Partnership, during such periods, and (iii) there are no outstanding Common Unit Arrearages. Prior to the end of the Subordination Period, a portion of the Subordinated OLP Units will convert into Common OLP Units on a one-for-one basis on the first day after the record date for distributions in respect of any quarter ending on or after (a) June 30, 2001 (with respect to one quarter, or 538,750 of the Subordinated OLP Units) and (b) June 30, 2002 (with respect to an additional 538,750 Subordinated OLP Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated OLP Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units and the related distribution on the general partner interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated OLP Units may not occur until at least one year following the early conversion of the first tranche of Subordinated OLP Units. In addition, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated OLP Units will immediately convert into Common OLP Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (including the incentive distribution rights) into Common Units or to receive cash in exchange for such interests.

Target Distribution Levels: The distribution levels at which the General Partner's interest in distributions will increase from 2% to 15% (the "First Target Distribution"), from 15% to 25% (the "Second Target Distribution") and from 25% to 50% (the "Third Target Distribution"). See "Cash Distribution Policy-- Quarterly Distributions of Available Cash" in the Form S-1.

Unitholders: Holders of the Common Units, the Common OLP Units and the Subordinated OLP Units.

Units: The Common Units, the Common OLP Units and the Subordinated OLP Units, collectively, but shall not include the right to receive Incentive Distributions.